82-3361

Pernod Ricard

04 MAR 26 AM 7:21

March 18th, 2004

04010906

AP/CE/81.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Encl. : 4 pages

dlw 3/29

Pernod Ricard

Press Release

Paris, France **18 March 2004**

2003 Fiscal Year Results

Group Net Profit: € 464 million (+ 12.3%)
W & S Operating Profit: € 737 million (+ 15.5% at a constant exchange)
Continued rapid debt reduction
Dividends up 8.9%

The Board of Directors of Pernod Ricard, meeting under the chairmanship of Patrick RICARD on 17 March 2004, approved the 2003 fiscal year accounts.

Wine & Spirits Sales and Profit

Wine & Spirits sales amounted to € 3.4 billion, reflecting a significant negative currency effect (- 8.3%) and excellent organic growth (+ 8.1%), which arose from good results achieved by most brands, both global and local, throughout the world.

Wine & Spirits operating profit improved to € 737 million, despite a significant negative currency effect (€ 83 million), increasing the operating profit margin to 21.5% from 20.8% for 2002. **On a constant exchange rate basis, operating profit improved by 15.5%.** This increase was achieved thanks to an improvement in the gross profit margin and good control of commercial costs and overheads, while maintaining advertising and promotional costs at a high level.

Consolidated Sales and Profit

Consolidated sales, excluding duties and taxes, amounted to € 3.5 billion (5.5% organic growth), with consolidated operating profit of € 739 million. Non-strategic businesses operating profit decreased to € 2 million from € 40 million, reflecting the refocusing on the Group's core Wine and Spirits business.

Net finance costs improved significantly to € 102 million. This is notably due to a major 38% decrease in interest, reflecting the continuation of a very rapid reduction of financial debt, which declined by € 682 million during 2003, a drop in interest rates, decreasing to 3.7% from 4.4%, as well as a favourable currency effect.

Net exceptional income reached to € 60 million from € 10 million in 2002, primarily due to the disposal of Société Générale shares.

As a result, Group Net Profit improved 12.3% to € 464 million from € 413 million in 2002.

Dividends up 8.9%

The Board of Directors of Pernod Ricard will propose to the Annual Shareholders Meeting of 17 May 2004 a cash dividend per share of € 1.96, up 8.9% over the previous year. This dividend per share is paid in two instalments: the first instalment (€ 0.90 per share) was distributed on 14 January 2004, the second instalment (€ 1.06) to be distributed on 25 May 2004.

Commenting on these results, Patrick Ricard, Chairman and Chief Executive Officer said: *"I am very satisfied with the Group's 2003 fiscal year results, and particularly the strong growth in our Wine & Spirits business profitability". He added :"Our portfolio of premium brands and our presence in high growth markets support our confident view of the future."* The Group anticipates that therefore it will enjoy during 2004, a growth in operating profit on a constant exchange rate basis.

***Shareholders' Agenda**:*	*4 May 2004:*	*Publication of 2004 1st quarter sales*
	17 May 2004:	*Annual Shareholders Meeting*

For more information, please contact:

Francisco de la VEGA	Patrick de BORREDON	Florence TARON
Communication Vice President	Investor Relations Vice President	Press Relations Manager
Tel: +33 (0)1 41 00 40 96	Tel: +33 (0)1 41 00 41 71	Tel :+33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com.

APPENDICES

INCOME STATEMENT

	12/31/2002	12/31/2003	2003 / 2002 %
Net Sales excluding duties and taxes	**4 836**	**3 534**	**-26,9%**
Cost of goods sold	(2 375)	(1 230)	-48,2%
A&P expenses and distribution costs	(963)	(889)	-7,7%
Structure costs	(748)	(676)	-9,7%
Operating profit	**750**	**739**	**-1,5%**
Net Financial cost	(153)	(102)	-33,7%
Pretax profit before exceptional items	**597**	**638**	**6,8%**
Exceptional items	10	60	NC
Income taxes	(157)	(168)	6,7%
Interest in earnings of equity companies	1	0	NC
Amortisation of goodwill	(30)	(58)	94,0%
Net profit before minority interests	**421**	**472**	**12,2%**
Minority interests	(8)	(8)	4,9%
Net profit	**413**	**464**	**12,3%**
Net profit before exceptional items (net of taxes) and goodwill amortisation	**440**	**464**	**5,3%**

BALANCE SHEET

	2002	2003		2002	2003
Intangible assets & Goodwill	2 335	2 155	Shareholders' equity	2 569	2 731
Tangible assets & investments	1 183	994	Minority interests' equity	24	25
Inventories	2 105	2 027	Provisions for contingencies	509	519
Receivables and deferred tax assets	1 624	1 468	Deferred tax liabilities		118
Marketable securities	91	156	Financial debt incl. Convertible bond	3 021	2 458
Cash and equilavents	89	153			
Prepaid expenses and deferred charges	61	51	Trade and other accounts payable	1 406	1 183
Bond redemption premium (Oceane)	50	40	Accrued charges and deferred income	9	10
Total Assets	**7 538**	**7 044**	**Total Capital and Liabilities**	**7 538**	**7 044**

CASH FLOW STATEMENT

M€	31/12/2002 Pro forma*	12/31/2003
Cash flow from operations	**480**	**473**
(Increase) decrease in working capital requirement	(43)	13
Acquisitions of tangible fixed assets (net of disposals)	(155)	(103)
Free Cash Flow	**282**	**383**
Acquisitions of financials assets (net of disposals)	108	289
Effect of changes in Group's structure	396	(1)
Dividends paid (including withholding Tax)	(102)	(122)
Currency translation adjustment	219	133
Decrease (increase) in debt net	**903**	**682**

* Pro forma after reclassification of Océane as financial debt

DETAIL BY BUSINESS SEGMENT

Net sales excluding duties	12/31/2002		12/31/2003		2003/2002		Organic growth		Forex Impact		Perimeter Impact	
Wine and spirits business	3 408	70,5%	3 419	96,7%	11	0,3%	275	8,1%	(283)	-8,3%	19	0,5%
Other business activities	1 428	29,5%	115	3,3%	(1 313)	-91,9%	(9)	-0,6%	(1)	-0,1%	(1 303)	-91,3%
Total	**4 836**	**100%**	**3 534**	**100%**	**(1 302)**	**-26,9%**	**267**	**5,5%**	**(284)**	**-5,9%**	**(1 284)**	**-26,6%**

Operating profit (M€)	12/31/2002		12/31/2003		2003/2002		Organic growth		Forex Impact		Perimeter Impact	
Wine and spirits business	710	94,7%	737	99,7%	27	3,8%	103	14,5%	(83)	-11,7%	7	1,0%
Other business activities	40	5,3%	2	0,3%	(38)	-93,2%	(2)	-5,1%	0	-0,3%	(36)	-87,9%
Total	**750**	**100%**	**739**	**100%**	**(11)**	**-1,5%**	**101**	**13,5%**	**(83)**	**-11,1%**	**(29)**	**-3,8%**

Operating margin rate	12/31/2002	12/31/2003
Wine and spirits business	20,8%	21,5%
Other business activities	2,8%	2,4%
Total	**15,5%**	**20,9%**

WINE & SPIRITS P&L

M€	12/31/2002	12/31/2003	2003/2002 %
Net Sales excluding duties and taxes	3 408	3 419	0,3%
Gross margin	2 221	2 276	2,5%
Distribution costs	(134)	(145)	8,0%
A&P expenses	(729)	(734)	0,6%
Structure costs	(648)	(660)	1,9%
Operating profit	**710**	**737**	**3,8%**